Exhibit 99.3

InMed Pharmaceuticals Investor Webcast Script: Scheduled for 5.19.26, 8:30AM ET

Format: Pre-recorded, audio only, 15-20minutes, no slides or Q&A

Corporate Participants:

●	Colin Clancy -- VP, Investor Relations and Corporate Communications, InMed Pharmaceuticals

●	Eric A. Adams – President & Chief Executive Officer, InMed Pharmaceuticals

●	Julianne Bruno -- Chair of the Board, Mentari Therapeutics

Operator

Good morning and welcome to today’s conference call regarding the merger agreement between InMed Pharmaceuticals and Mentari Therapeutics. At this time, all participants are in a listen-only mode. Please be advised that the call is being recorded and will be available for replay on the InMed website. Now, I’d like to turn the call over to Colin Clancy, Vice President Investor Relations and Corporate Communications, InMed Pharmaceuticals. Please proceed.

Colin Clancy

VP, Investor Relations & Corp Comms, InMed Pharmaceuticals

Thank you, operator, and good morning, everyone.

Before we continue, I would like to remind attendees that today’s call may include forward-looking statements. These statements reflect the expectations and beliefs of both InMed Pharmaceuticals and Mentari Therapeutics regarding the potential outcomes of the merger and future business plans. They may include projections on clinical development timelines, potential differentiation from other therapies, expected financial resources following the completion of the transaction, business milestones, market sizes, and the potential benefits for shareholders.

It is important to understand that these forward-looking statements are subject to risks and uncertainties. These risks include, but are not limited to, the ability to close the merger, achieve clinical milestones, maintain adequate funding, and the conditions precedent to completion of the merger, including the receipt of required regulatory approvals and the ability to close the merger. Our actual results may differ materially from expectations. For a discussion of risks and uncertainties, please review the descriptions included under the heading “Risk Factors” and “Business” in InMed’s most recent Annual Report on Form 10-K filed with the SEC, as well as other SEC filings made by InMed from time to time. In addition, InMed intends to file a proxy statement/prospectus with the SEC in connection with the proposed merger, which will contain important information about Mentari, the combined company, and additional risk factors related to the transaction. Investors are urged to review the proxy statement/prospectus carefully when it becomes available. These filings are available through the website maintained by the SEC at SEC dot gov and also available on InMed’s website, at InMedPharma dot com. All forward-looking statements are made as of today’s date. Except to the extent required by law, we do not undertake any obligation to update any forward-looking statements. We also caution you against placing undue reliance on any forward-looking statements.

I will point out that our listeners can access additional information on Mentari in its corporate presentation which is available on the Mentari website at Mentari tx dot com, as well as in InMed’s corporate presentation, also available on its website.

Joining me on the call today are Eric A. Adams, President and CEO of InMed Pharmaceuticals, and Julianne Bruno, Chair of the Board of Mentari. We’re thrilled to have this opportunity to tell you about Mentari Therapeutics and our plans to advance a pipeline of therapies intended to deliver freedom from the debilitating effects of migraine for millions of people worldwide.

Now, I would like to turn the call over to Eric A. Adams, President and CEO of InMed Pharmaceuticals.

Eric Adams

President and CEO, InMed Pharmaceuticals

Thank you, Colin.

This morning, InMed issued a press release outlining a definitive merger agreement with Mentari Therapeutics, as well as the private placement by a group of leading biotechnology investors supporting Mentari’s pipeline programs, which is expected to close immediately prior to the completion of the merger.

This transaction represents a transformative event for InMed shareholders. For the last several years, in addition to our day-to-day drug development activities, InMed has been conducting a comprehensive review of strategic alternatives for InMed with the goal of maximizing long-term shareholder value. We have determined that a merger with Mentari represents the highest potential value creation opportunity for InMed’s shareholders.

The merger between InMed and Mentari has been structured as an all-stock transaction. At close and at the expected deal price, the combined company’s market capitalization is expected to be approximately US$421.4 million. Under the terms of the merger agreement, pre-merger InMed shareholders are expected to own approximately 1.51% of the combined company. The percentage of the combined company that InMed shareholders will own as of the close of the transaction is subject to adjustments based on the amount of InMed net cash at the closing date.

In addition to receiving a portion of the new combined company, InMed shareholders may continue to participate in the potential success of InMed’s R&D programs, including INM-901 for Alzheimer’s and INM-089 for age-related Macular Degeneration, via a number of different financial mechanisms and instruments linked to a potential out-licensing or divestiture of these assets (if any). These mechanisms and instruments include a potential dividend upon closing of the merger and Contingent Value Rights entitling holders to a portion of the net proceeds (if any) received from any potential out-licensing or divestiture following closing of the merger (if any). These mechanisms and instruments are dependent on several unknown factors, such as potential deal timing, potential deal proceeds, and InMed’s projected net cash position at the close of the merger.

The merger is subject to approval by the shareholders of both companies, as well as other customary closing conditions, including regulatory approvals. We expect the transaction to close in the second half of 2026. Upon completion, the combined company will operate under the name Mentari Therapeutics and trade on Nasdaq under a new ticker symbol.

We believe this merger will enable Mentari to rapidly advance its migraine pipeline of potentially best-in-class therapies for migraine prevention, including its co-lead programs MT-001 and MT-002, which you will hear more about in a moment.

It is now my pleasure to introduce Julianne Bruno, Chair of the Board for Mentari Therapeutics.

Julianne Bruno

Chair of the Board, Mentari Therapeutics

Thank you, Eric.

We are thrilled to join forces with InMed to accelerate the development of potential therapies for people suffering from the debilitating effects of migraine. Mentari is the 8th company founded on assets licensed from Paragon Therapeutics, a leader in biologics discovery and protein engineering. Paragon has a strong track record of discovering and optimizing best-in-class biologics including antibodies, bispecifics, ADC’s, and brain shuttles, enabling the development of potentially efficacious, safe therapies that maximize convenience for patients across a wide range of diseases.

Mentari was founded to rapidly advance potentially best-in-class therapies that provide freedom from migraine for millions of people and to provide a rapid value creation opportunity for investors. Migraine prevention has recently been enhanced by the development of CGRP-targeted therapies, which have revolutionized the migraine market. CGRP-targeted therapies are currently annualizing ~US$6 billion and are projected to grow to roughly US$11 billion over the next several years. Despite these advances, significant unmet need remains for those who suffer from migraine, as approximately 40-50% of patients treated with anti-CGRPs do not even achieve a 50% reduction in monthly migraine days. Fewer than one-third of patients achieve a 75% reduction. Mentari was created specifically to address these gaps.

Mentari’s pipeline has two parallel lead programs: MT-001 and MT-002.

MT-001 is a potentially best-in-class anti-PACAP monoclonal antibody. PACAP is a newly validated target that acts via a pathway independent of CGRP, so it has potential to deliver efficacy for patients who do not respond to CGRPs. This potent, half-life extended antibody was designed to deliver both high exposure against the target and convenient subcutaneous dosing. We expect to file a CTA or equivalent for MT-001 in mid-2026. With a clinical development plan built for expediency, we expect to deliver derisking phase 1 PK and early safety data from healthy volunteers in 2027, with phase 2a proof-of-concept data in chronic/episodic migraine coming in 2028.

MT-002 is an anti-CGRP and anti-PACAP bispecific antibody. By simultaneously blocking these complementary and validated targets, we believe MT-002 has potential to deliver greater efficacy for patients than either anti-CGRP or anti-PACAP alone. MT-002 is also half-life extended, so it is expected to deliver high exposure against the targets with convenient subcutaneous dosing. We anticipate filing a CTA or equivalent for MT-002 in the first quarter of 2027, and we expect to deliver derisking phase 1 PK and early safety data from healthy volunteers by year end 2027.

Additional pipeline targets provide opportunities for novel combinations with our own potent, half-life extended CGRP antibody, MT-003, and two undisclosed targets, all in the migraine prevention space.

Mentari’s pipeline is supported by a strong financial foundation. Today we announced commitments for an oversubscribed private investment that is expected to result in total gross proceeds of approximately US$290 million. This private placement was led by Fairmount and joined by a syndicate of dedicated biotechnology investors.

As noted by Eric, the merger with InMed is expected to close in the second half of 2026. At that time and at the expected deal price, the combined company’s market capitalization is expected to be approximately US$421.4 million. The company’s combined cash position at closing is expected to fund operations through 2028. Importantly, this runway is expected to fund the combined company beyond key value inflection points for both MT-001 and MT-002.

On behalf of the Mentari Therapeutics team, we are grateful to Eric, Colin, and team for their partnership, and we look forward to continued collaboration through the completion of the deal. Back to you, Eric.

Eric A. Adams

President and CEO, InMed Pharmaceuticals

Thank you, Julie.

This merger marks an exciting moment for both InMed Pharmaceuticals and Mentari Therapeutics, and it positions Mentari to develop innovative therapies intended to provide freedom from debilitating impacts of migraine. The merger and financing that we announced today are expected to provide resources for the advancement of Mentari’s pipeline. With MT-001 and MT-002 on track for de-risking phase 1 data in mid-2027 and by year end 2027, respectively, Mentari is well-positioned to deliver value to our investors following the merger and, most importantly, potentially transformative medicines to patients.

Thank you for joining us.

Operator

This concludes today’s conference call. A recording will be available on the company website later today. All parties may now disconnect.

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